Filed Pursuant to Rule 433

Registration No. 333-285425

Issuer Free Writing Prospectus dated August 6, 2026

Supplementing the Prospectus dated February 28, 2025 and

the Preliminary Prospectus Supplement dated August 6, 2026

Pricing Term Sheet

August 6, 2026

MASTEC, INC.

5.850% SENIOR NOTES DUE 2036

Issuer:	MasTec, Inc.

Principal Amount:	$650,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	August 6, 2026

Settlement Date:	August 17, 2026 (T+7)[1]

Maturity Date:	September 30, 2036

Price to Public:	99.656% of principal amount

Underwriting Discount:	0.65% of principal amount

Net Proceeds (before expenses) to Issuer:	$643,539,000

Coupon:	5.850%

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	97-21+ / 4.674%

Spread to Benchmark Treasury:	+122 basis points

Yield to Maturity:	5.894%

[1]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery will be required, by virtue of the fact that the notes initially will settle in seven business days (T+7), to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the date of delivery hereunder should consult their advisors.

Interest Payment Dates:	Semi-annually on March 30 and September 30, commencing on March 30, 2027

Record Dates:	March 15 and September 15

Day Count Convention:	30 / 360

Optional Redemption:

Prior to June 30, 2036 (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) at the Treasury Rate +20 basis points less (b) interest accrued to, but excluding, the redemption date, and (ii) 100% of the principal amount of the notes being redeemed, plus, in either case (i) or (ii), accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 and multiples of $1,000 in excess thereof.

CUSIP:	576323 AU3

ISIN:	US576323AU37

Ratings*:	Baa3 (Moody’s) BBB- (S&P) BBB- (Fitch)

Joint Bookrunners:

PNC Capital Markets LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

BMO Capital Markets Corp.

Citizens JMP Securities, LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Capital One Securities, Inc. KeyBanc Capital Markets Inc.

Co-Managers:	BBVA Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by contacting PNC Capital Markets LLC at 1 (855) 881-0697 (toll-free); Truist Securities, Inc. at 1 (800) 685-4786 (toll-free); Wells Fargo Securities LLC at 1 (800) 645-3751 (toll-free); BofA Securities, Inc. at 1 (800) 294-1322 (toll-free); or J.P. Morgan Securities LLC at (212) 834-4533 (collect).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.